                                                                EXHIBIT 2.3




                       PRODUCTION AND DELIVERY AGREEMENT

                                    between

                         HAWKINS OIL OF MICHIGAN, INC.

                                   "Grantor"

                                      and

                           KCS ENERGY MARKETING, INC.

                                   "Grantee"

                                  Dated as of

                               November 30, 1995

                               TABLE OF CONTENTS


                                                                                       Page
                                                                                       ----
1.       Definitions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

2.       Taking In Kind: Marketing. . . . . . . . . . . . . . . . . . . . . . . . . .    2

3.       Gathering and Transportation . . . . . . . . . . . . . . . . . . . . . . . .    3

4.       Rates of Production; Balancing . . . . . . . . . . . . . . . . . . . . . . .    3

5.       Scheduling . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

6.       Quality Requirements . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

7.       Pressure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5

8.       Operation of Subject Interests . . . . . . . . . . . . . . . . . . . . . . .    5

9.       Development Activities . . . . . . . . . . . . . . . . . . . . . . . . . . .    7

10.      Insurance: Damage or Loss  . . . . . . . . . . . . . . . . . . . . . . . . .    7

11.      Abandonment of Wells . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8

12.      Drilling of Replacement Wells  . . . . . . . . . . . . . . . . . . . . . . .    9

13.      Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9

14.      Access to Subject Interests  . . . . . . . . . . . . . . . . . . . . . . . .   12

15.      Remedies of Grantee: Mortgage and Security Interest  . . . . . . . . . . . .   12

16.      Force Majeure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

17.      Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

18.      Indemnity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

19.      Successors and Assigns . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

20.      Damages  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

21.      Cost of Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

22.      Entire Agreement: Amendments: Waiver . . . . . . . . . . . . . . . . . . . .   16

23.      Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

24.      Counterpart Execution  . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

25.      Partial Invalidity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

26.      Applicable Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17



EXHIBITS:

         Exhibit A        --      Subject Interests and Permitted Encumbrances

SCHEDULES:

         Schedule 1       --      Development Activities

         Schedule 2       --      Insurance Requirements

                       PRODUCTION AND DELIVERY AGREEMENT


         This Production and Delivery Agreement (as the same may be amended, modified, supplemented or restated from time to time, this "Agreement") is made and entered into as of the 30th day of November, 1995 by and between HAWKINS OIL OF MICHIGAN, INC., a Delaware corporation ("Grantor"), and KCS ENERGY MARKETING, INC., a New Jersey corporation ("Grantee").

         WHEREAS, pursuant to the Purchase and Sale Agreement dated as of November 30, 1995, by and between Grantor and Grantee (as the same may be amended, modified, supplemented or restated from time to time, the "Purchase Agreement"), and by Conveyance of Production Payment of even date herewith, from Grantor to Grantee (as the same may be amended, modified, supplemented or restated from time to time, the "Conveyance"), Grantee has purchased and acquired from Grantor and Grantor has sold and conveyed to Grantee, a Production Payment in the Subject Interests which are described in Exhibit A to the Conveyance.

         NOW, THEREFORE, as a material inducement to cause Grantee to purchase the Production Payment and in consideration of the mutual benefits and obligations of the parties hereunder, Grantee and Grantor have agreed, and hereby agree, as follows:

         1. Definitions. (a) As used herein, each of the following terms shall have the meaning set forth below for such term, except as otherwise expressly provided in this Agreement:

                 "Affiliate" means any entity which either directly or indirectly controls or manages, is controlled or managed by or is under common control or management with the relevant party. For purposes hereof, "control" means the possession, directly or indirectly, of the right or power to direct the policies of another through contract, stock ownership, voting rights or otherwise.

                 "Development Activities" means those activities listed on
Schedule 1 attached hereto as to one or more of the Subject Interests and shall include the drilling, completion and equipping of Wells and the construction and installation of Facilities.

                 "Gas Purchase Contract" means the Gas Purchase Agreement to be executed by and between Grantor and Grantee pursuant to the Purchase Agreement, as the same may be amended, modified, supplemented or restated from time to time.

                 "Obligations" means all outstanding obligations of Grantor under this Agreement and under the Purchase Agreement.

                 (b) Each capitalized term defined in the Purchase Agreement and used in this Agreement without definition shall have the meaning assigned to such term in the Purchase Agreement, unless expressly provided to the contrary in this Agreement.

         2.      Taking In Kind: Marketing.

                 (a) The Production Payment Hydrocarbons shall be delivered (subject to the last sentence of Section 1.07 of the Conveyance) to Grantee in kind or to the credit of Grantee, free of cost, into the facilities of (a) with respect to Production Payment Gas, the First Transporter at the relevant Delivery Point and (b) with respect to Production Payment Oil, the purchaser of such Oil at the relevant Delivery Point, or at such other location at or near the wellhead that is acceptable to and approved by Grantee.

                 (b) Grantor agrees that during the term of the Production Payment, it shall deliver Production Payment Hydrocarbons to Grantee in accordance with the terms and provisions of the Conveyance and shall not enter into any new Gas sales contract or amend or renegotiate any existing Gas sales contract in a manner which is inconsistent with the gas delivery obligations set forth in the Gas Purchase Contract, unless previously agreed to by Grantee following Grantor's requests made from time to time. Except for those agreements listed as Permitted Encumbrances, each Oil sales agreement executed by Grantor shall be made expressly subject to Grantee's rights pursuant to the Conveyance to take in kind its share of Oil actually produced.

                 (c) With respect to Production Payment Gas which is on the date of execution of the Conveyance dedicated and subject to the terms and provisions of an existing Gas sales agreement listed as Permitted Encumbrances, Grantor and Grantee shall jointly advise the purchasers of such Gas of the existence of the Conveyance and Grantee's interests in the Production Payment Gas and shall instruct the purchaser to honor and abide by payment instructions which may be issued by Grantee from time to time. To the extent permitted by the terms of each existing Gas sales agreement and insofar as the Production Payment Gas is affected thereby, Grantor shall assign to Grantee a proportional interest in each such sales agreement or contract, with full rights to give notices as a party seller therein, including, but not limited to, rights to receive, issue, approve or reject gas pricing elections or notices provided for in each such agreement. Grantee shall enforce the terms and provisions of each such existing Gas sales agreement in good faith and as would a prudent operator, for the mutual benefit of Grantor and Grantee.

                 (d) All Production Payment Oil marketed by Grantor on behalf of Grantee, if any, shall be sold pursuant to arm's length contracts with parties not affiliated with Grantor, and shall contain terms negotiated by Grantor as a prudent operator. Any such sale of Production Payment Oil from the Subject Interests by Grantor shall always be subject to the right of Grantee, upon notice to Grantor, to take in kind and separately dispose of all or any portion of Production Payment Oil which is deliverable to Grantee pursuant to the Conveyance and shall not in any event exceed six (6) months.

                 (e) All proceeds received by Grantor from the sale of Production Payment Hydrocarbons sold on behalf of Grantee pursuant to Gas or Oil sales agreements executed or administered by Grantor shall be held in trust by Grantor for Grantee; provided, however,

Grantor shall pay such proceeds to Grantee immediately upon Grantee's request, in the manner and to the account(s) or financial institution(s) designated by Grantee from time to time. Grantor will diligently enforce the terms of all sale agreements under which Production Payment Hydrocarbons are sold on behalf of Grantee, including, without limitation, full and prompt payment of all amounts due from such sales. In the event of any late payment by any purchaser, Grantor shall remit to Grantee any interest or penalties collected by Grantor with respect to the sale of Production Payment Hydrocarbons.
Grantee shall have the right at any time Grantee considers necessary or advisable to direct the purchasers of any Production Payment Hydrocarbons to pay the proceeds thereof directly to Grantee by delivering to such purchasers a letter in lieu of transfer order. In the event Grantee requests direct payment, Grantor will cooperate in instructing the purchaser(s) to pay such proceeds directly to Grantee and shall execute such additional instruments as may be necessary or appropriate to allow such payment. In the event any Production Payment Hydrocarbons are sold by Grantor, on behalf of Grantee, under the terms of any agreement between Grantor and Grantee or any of its Affiliates, Grantee shall at all times be entitled to retain the proceeds of such sale or to receive direct payment from its Affiliate.

         3. Gathering and Transportation. Grantor, at its sole cost and expense, shall gather or cause to be gathered all Production Payment Hydrocarbons at the wellheads where produced and transport the same to the Delivery Points, without any charge or deduction to Grantee for costs, if any, attributable to preparing and delivering same to the Delivery Points. As between Grantor and Grantee, Grantor shall be in exclusive control and possession of the Production Payment Hydrocarbons gathered at the wellheads and responsible for any loss, damage or injury caused thereby until the same shall have been delivered to Grantee, or to Grantee's credit, at the Delivery Points.

         4.      Rates of Production; Balancing.

                 (a) Grantor shall prudently operate and produce the Leases and the Wells in accordance with good engineering practices and in accordance with orders or field rules (if any) established by governmental authorities having or asserting jurisdiction, and subject to the following additional requirements: (i) the amount of Hydrocarbons produced from any Well shall not exceed in any Month the lesser of (x) the amount that the Well is capable of producing at its maximum efficient rate of flow or (y) the allowable rate of flow under applicable orders, rules, regulations or laws, if any; and
(ii) the amount of Hydrocarbons produced from the Wells shall be sufficient to prevent a net migration of Hydrocarbons from the reservoirs underlying the Subject Interests to other lands or leases not subject to this Agreement or the Conveyance.


                 (b) Subject to the provisions of Section 4(a) above, Grantor shall use its best efforts to cause the Leases to produce each Month a sufficient quantity of Hydrocarbons to allow Grantee to recover the Scheduled Amount of Production Payment Hydrocarbons for each Month during the term of the Conveyance.

                 (c) During the term of the Conveyance, Grantor shall take all appropriate and necessary steps to nominate and deliver at the wellhead of each Well Grantor's proportionate share of Gas and Oil producible from such Well and use its reasonable efforts to keep Grantor's deliveries of Gas from each Lease and Well substantially in balance (plus or minus ten percent (10%) of Grantor's gross entitlement) during each calendar quarter, in accordance with applicable operating and gas balancing agreements. In the event one or more co-owners in the Wells fails to nominate or market its proportionate share of Gas from any Well, Grantor agrees that, to the extent it has the legal right and ability to do so, it shall reduce (or cause to be reduced) the total flow of Gas from such Well, to the extent consistent with prudent operations (without regard to the Production Payment), such that Grantor's resulting net share or entitlement of Gas does not exceed, on a volumetric basis, Grantor's share of production had all owners in such well nominated or marketed their respective entitlements.

                 (d) Grantor recognizes that quantities of Gas delivered by Grantor in excess of those required to satisfy the Production Payment and not currently subject to a Gas sales agreement listed as a Permitted Encumbrance shall be delivered by Grantor to Grantee in accordance with the terms of the Gas Purchase Contract.

         5.      Scheduling.

                 (a) Not less than 5 days prior to the first day of each Month, Grantor will notify Grantee of the daily quantities of (i) Gas which Grantor expects to be produced from each Well during such Month and (ii) the quantity of Production Payment Gas which Grantor expects to be available for delivery in kind to Grantee at the Delivery Points during such Month. Grantor will use its reasonable efforts to cause Gas to be delivered at uniform daily rates through each Month at the relevant Delivery Points. Production Payment Gas shall be the first Gas produced and saved each day attributable to the Subject Interests, as provided in the Conveyance.

                 (b) In the event any charges, penalties, costs or expenses are incurred or payable to any transporting pipeline, or any other party, as a result of Grantor's failure to notify Grantee of any increase or decrease in daily quantities of Gas to be delivered at the Delivery Points, then as between the parties hereto, Grantor shall be liable for and shall hold Grantee harmless from and against such charges, penalties, costs or expenses. In the event any charges, penalties, costs or expenses are incurred or payable to any transporting pipeline, or any other party, as a result of Grantee's failure to notify Grantor of any increase or decrease in daily quantities to be received at any Delivery Points, then as between the parties hereto, Grantee shall be liable for and shall hold Grantor harmless from and against such charges, penalties, costs, or expenses. Each party shall promptly notify the other of any notice received from any transporting pipeline, or other party, that indicates an imbalance in deliveries exists or is occurring that may give rise to any such charges, penalties, costs or expenses.

         6. Quality Requirements. All Production Payment Hydrocarbons delivered to Grantee, or to Grantee's credit, shall satisfy the quality requirements and specifications as set forth in the First Transporter's transportation agreements and/or published tariffs filed with either the FERC or applicable state agency for acceptance and transportation of Gas at the relevant Delivery Point or as set forth in the first purchaser's agreements for acceptance and purchase of Oil, as the same may be modified from time to time, all without penalty or deduction for nonconformity. All costs and expenses of treating, dehydrating, or compressing Production Payment Hydrocarbons to satisfy the foregoing quality requirements shall be borne and paid by Grantor.

         7. Pressure. Grantor shall deliver, or cause to be delivered, the Production Payment Gas at a pressure sufficient to deliver the same into the First Transporter's pipeline at each Delivery Point against the operating pressure of such First Transporter's pipeline in existence from time to time. Grantee shall inform Grantor, as often as may be necessary, of the required pressure of Gas delivered to Grantee or to Grantee's credit.

         8. Operation of Subject Interests. At all times from the date hereof until the termination of the Production Payment, and whether or not Grantor is the operator of the Subject Interests, Grantor, at Grantor's cost and expense, shall use its best efforts consistent with a prudent operator standard to:

                          (i) cause the Subject Interests to be maintained in full force and effect, and to be developed, protected against drainage by offset operations, and continuously operated for the production of Hydrocarbons in a good and workmanlike manner as would a prudent operator (and without regard to the burden of the Production Payment), all in accordance with generally accepted industry practices, applicable operating agreements, and all applicable federal, state and local laws, rules and regulations, and shall otherwise comply with all applicable laws, rules and regulations; provided, however, Grantor shall have no obligation to maintain (or cause to be maintained) any Subject Interest when a prudent operator under the same or similar circumstances would not do so, and in such situation, Grantor may release the relevant Lease or allow the same to lapse or terminate in accordance with Section 11 of this Agreement;

                          (ii) pay, or use all reasonable efforts to cause to be paid, no later than 90 days after such become due and payable, all rentals, royalties and Production Burdens payable in respect of the Subject Interests or the production therefrom, and all costs, expenses and liabilities incurred in or arising from the operation or development of the Subject Interests, or the producing, treating, gathering, storing, marketing or transporting of Hydrocarbons therefrom prior to delivery to Grantee, or the credit of Grantee, at the relevant Delivery Point;

                          (iii) cause (for non-operated properties, use all reasonable efforts to cause) all wells, machinery, equipment and facilities of any kind now or hereafter located on the Subject Interests, and necessary or useful in the operation thereof for the production of Hydrocarbons therefrom, to be provided and to be kept in good and effective operating condition as would a prudent operator (and without regard to the burden of the Production Payment), and promptly make all useful or necessary repairs, renewals, replacements, additions and improvements thereof or thereto;

                          (iv) give or cause to be given to Grantee written notice of every adverse claim or demand made by any person affecting the Subject Interests which is known to Grantor, the Hydrocarbons produced therefrom, the Production Payment and/or the Production Payment Hydrocarbons in any manner whatsoever, and of any suit or other legal proceeding instituted with respect thereto, and at Grantor's expense cause all necessary and proper steps to be taken with reasonable diligence to protect and defend the Subject Interests, the Hydrocarbons produced therefrom, the Production Payment and/or the Production Payment Hydrocarbons against any such adverse claim or demand, including (but not limited to) the employment of counsel for the prosecution or defense of litigation and the contest, release or discharge of such adverse claim or demand;

                          (v) cause the Subject Interests to be kept free and clear of liens, charges and Encumbrances of every character, other than the Permitted Encumbrances;

                          (vi) subject to Section 1.07 of the Conveyance, pay all Taxes when due and before they become delinquent, and reimburse Grantee for any Taxes paid by Grantee as a result of the Production Payment or the Production Payment Hydrocarbons or the production of same;

                          (vii) pay, in accordance with Grantor's customary practices and before failure to pay would give rise to any lien against any of the Subject Interests, all operating expenses and all billings under applicable joint operating agreements (except to the extent contested in good faith);

                          (viii) not resign as Operator of any of the Subject Interests operated by Grantor (including Subject Interests which Grantor becomes the operator after the effective date of this Agreement) until and unless such resignation and the successor operator has been approved in writing by Grantee;

                          (ix) maintain or cause to be maintained sufficient measurement, storage and receiving facilities necessary to receive, control, gather and deliver to the Delivery Points the production of Oil and Gas from the Leases;

                          (x) except for ordinary wellbore maintenance activities and other development activities described in Schedule 1 to this Agreement, not conduct any work or operations in the wellbore of a Well, which work or operation is related to any horizon, zone, formation or interval not included in the Subject Interests, without Grantor's prior written consent;

                          (xi) consistent with a prudent operator standard, use its reasonable efforts to achieve as soon as possible, and thereafter use its reasonable efforts to maintain, production of Hydrocarbons from the Subject Interests at rates not less than those projected in the Reserve Report; and

                          (xii) consistent with a prudent operator standard, and with applicable law, use its reasonable efforts to produce and deliver to Grantee each Month the Scheduled Amounts of the Production Payment Hydrocarbons.

         9.      Development Activities.

                 Grantor agrees to perform timely or cause to be performed timely each of the Development Activities, including, without limitation, the drilling, completion and equipping of Gas and Oil wells located on the Leases; the construction and installation of production, measurement, treating and compression equipment or facilities; the construction, installation and connection of pipelines; and any other type of activity which is necessary for the prudent operation of the Leases and the Wells. Each activity and operation shall be conducted by Grantor as a prudent operator, in accordance with the terms and provisions of applicable operating agreements, unit agreements, contracts for development or other similar agreements. Grantor (in its capacity as Operator) shall use such efforts as would a prudent operator to cause all non-operators, to the extent they are legally or contractually obligated to do so, to bear and pay timely their respective undivided shares of all joint expenses relating to the Development Activities.

         10.     Insurance: Damage or Loss.

                 (a) Grantor shall maintain or cause to be maintained, at its sole cost and expense and with financially sound and reputable insurers reasonably satisfactory to Grantee, insurance covering the Leases and all pipelines, wells, and facilities located thereon and in which Grantor owns an interest against such liabilities, casualties, risks and contingencies, and in such types as is customary in the case of independent oil companies engaged in the development and operation of similar properties located in the State of Michigan, including, without limitation, insurance of the types and coverages described in Schedule 1 hereto and with limits of coverage no less than those set out in Schedule 1. Such insurance shall name Grantee as an additional insured as Grantee's interests appear. Grantor shall furnish certificates of such insurance to Grantee and shall obtain endorsements to such policies providing that the relevant insurer will notify Grantee not less than thirty
(30) days prior to the expiration or termination of any such policy of insurance.

                 (b) In the event of any damage to or loss of any pipeline, well, equipment or facility on or benefitting the Leases and in which Grantor owns an interest, Grantor (at no cost to Grantee) shall promptly redrill, rebuild, reconstruct, repair, restore or replace such damaged or lost property, unless to do so would not be economically feasible (without regard to the burden of the Production Payment, but taking into account insurance proceeds and recoveries).

         11.     Abandonment of Wells.

                 (a) Until the termination of the Production Payment, Grantor shall not, without first obtaining the written consent of Grantee, abandon any Well or surrender, abandon or release any Lease or Subject Interest or any part thereof; provided, however, that, without the consent of Grantee:

                          (i) If and when, in Grantor's reasonable judgment exercised in good faith and as would a prudent operator not burdened by the Production Payment, any Well becomes no longer capable of producing Hydrocarbons in paying quantities (without regard to the burden of the Production Payment) and it would not be economically feasible (without regard to the burden of the Production Payment) to restore the productivity of such Well by reworking, reconditioning, deepening, plugging back, or otherwise, Grantor shall have the right to abandon such Well.

                          (ii) Grantor shall have the right to surrender and release any Subject Interest or part thereof when, in the reasonable judgment of Grantor exercised in good faith and as would a prudent operator not burdened by the Production Payment, there is no Well located thereon which is capable of producing Hydrocarbons in paying quantities and the drilling of an additional well thereon would not, in Grantor's reasonable opinion, be economically feasible (without regard to the burden of the Production Payment).

                          (iii) Grantor shall have the right to plug any Well if required by applicable law, rule or regulation or the terms of any Lease.

                 (b) For all purposes of this Agreement, (i) a Well shall be deemed to be capable of producing Hydrocarbons "in paying quantities" unless and until there arises a condition which Grantor reasonably concludes to be permanent, such that the aggregate value of the Hydrocarbons which are being produced or which Grantor reasonably concludes will be produced from such Well, net of Production Burdens and Taxes but without regard to the burden of the Production Payment, no longer exceeds or will not exceed the costs and expenses directly related to the operation and maintenance of such Well (excluding unreasonable general office and management overhead and similar charges), and
(ii) the restoration of the productivity of a Well or the drilling of a Well shall be deemed to be "economically feasible" whenever (x) the aggregate discounted present value of the Hydrocarbons which it reasonably appears will be produced from such Well, net of Production Burdens and Taxes but without regard to the burden of the Production Payment, will exceed the costs and expenses directly related to such restoration or drilling and the operation and maintenance of such Well (excluding unreasonable general office and management overhead and similar charges) and (y) a reasonably prudent operator would undertake the restoration or drilling activity in question.

         12. Drilling of Replacement Wells. Grantor covenants and agrees that, in the event that any Well shall for any reason (other than depletion of the reserves otherwise recoverable from such Well) be no longer capable of producing Hydrocarbons in paying quantities, Grantor shall promptly drill an Oil or Gas well to replace such Well, unless in Grantor's reasonable judgment, exercised in good faith and as would a prudent operator not burdened by the Production Payment, the drilling of such replacement well would not be economically feasible or unless in Grantee's reasonable judgment the Scheduled Amount of the Production Payment Hydrocarbons, plus additional quantities necessary to cover all reasonable costs of production, can be delivered in accordance with the Conveyance without drilling such replacement well. Grantee shall confirm in writing any decision made pursuant to this section.

         13. Information. (a) At all times from the date hereof until the termination of the Production Payment, Grantor, at its own expense, shall furnish to Grantee the following reports and information at the times indicated below, except to the extent precluded from doing so by the provisions of any of the Permitted Encumbrances.

                          (i)     Quarterly within 60 days after the end of
each fiscal quarter of Grantor and annually within 120 days after the end of each fiscal year of Grantor, Grantor shall furnish Grantor's financial statements as of the end of and for such period, including a balance sheet and statements of income, stockholder's equity and cash flow, prepared in accordance with generally accepted accounting principles and, with respect to the annual financial statements, accompanied by a report of the Grantor's independent certified public accountants stating that their examination was made in accordance with generally accepted auditing standards and that in their opinion such financial statements fairly present Grantor's financial condition, results of operations and changes in financial position in accordance with generally accepted accounting principles consistently applied.

                          (ii)    Annually on or before September 1st of each
year (commencing with September 1, 1996), Grantor shall furnish an engineering report satisfactory to Grantee prepared as of August 1 of such year by the Independent Engineer, incorporating all current information and data available to Grantor pertinent to the estimation of oil and gas reserves attributable to the Subject Interests and setting forth the following:

                                  (A)      an estimation of the oil and gas
                                           reserves, classified by appropriate
                                           categories, as of such date
                                           attributable to the Subject
                                           Interests,

                                  (B)      a projection of the rate of
                                           production of, and net income from,
                                           such reserves,

                                  (C)      a calculation of the present worth
                                           of such net income from such
                                           reserves,

                                  (D)      a calculation of the present worth
                                           of such net income discounted at a
                                           rate or rates designated from time
                                           to time by Grantee, and

                                  (E)      a schedule or complete description
                                           of all assumptions, estimates and
                                           projections made or used in the
                                           preparation of such report,
                                           including, without limitation,
                                           estimated future product prices,
                                           capital expenditures, operating
                                           expenses and Taxes.

Each such report shall be prepared in accordance with customary and generally accepted standards and practices for petroleum engineers, shall be based on such assumptions as to costs, product prices and similar factors as Grantee shall designate from time to time. Grantee shall be furnished a copy of any other reserve report prepared for Grantor by any independent petroleum engineering firm covering any of the Subject Interests.

                          (iii)   Upon request of Grantee (but not more often
than quarterly), Grantor shall furnish reports concerning the status of operations affecting each of the Leases and the Wells and the production of Hydrocarbons, any new drilling or development activity, any proposed method of secondary recovery by repressuring or otherwise, or any other planned or proposed action with respect to the Material Properties, the decision as to which may increase or reduce the quantity of Hydrocarbons ultimately recoverable from the Material Properties, or the rate of production therefrom, or which may shorten or prolong the period of time required for recovery of the Production Payment.

                          (iv)    Monthly, Grantor shall furnish a report
showing the gross production of Hydrocarbons from each Well or Lease, the gross production of Hydrocarbons attributable to the Subject Interests (including any Lease Use Hydrocarbons and Non-Consent

Hydrocarbons), the quantity of Hydrocarbons sold for Grantor's account or taken in kind by Grantor, the quantity of Production Payment Hydrocarbons (if any) sold for Grantee's account, the quantity of Production Payment Hydrocarbons delivered in kind to Grantee, the Taxes paid by Grantor on production from the Subject Interests (including the Production Payment), the current status of any Gas imbalances, if any, affecting the Material Properties, the cumulative amount of Production Payment Hydrocarbons delivered to Grantee to date, the number of Wells operated, Wells drilled and Wells abandoned, and the lease operating expenses (which may be for the month prior to the month for which production of Hydrocarbons is being indicated in such report).

                          (v)     Upon request, Grantor shall furnish Grantee
copies of plats or maps showing property lines and Well locations, Well logs, core analysis data, flow and pressure tests, natural gas analyses and casing programs and other similar information related to the Leases, the Subject Interests, the Wells and the production therefrom.

                          (vi)    Quarterly, a certificate executed by an
officer of Grantor certifying that to the best of his knowledge after reasonable investigation Grantor is in compliance in all material respects with the terms of the Conveyance and this Agreement, or if not, specifying in reasonable detail any exceptions thereto.

                          (vii)   Upon request, Grantor shall furnish such
other information as Grantee may reasonably request.

                 (b) Grantee shall have the right, at its sole expense, to audit the books and records of Grantor from time to time with respect to the Subject Interests, including, without limitation, all information with respect to quantities of Hydrocarbons produced from the Leases, the calculation of Lease Use Hydrocarbons and Non-Consent Hydrocarbons, and the payment by Grantor of all costs and expenses incurred in connection with the Subject Interests. Such audits shall be conducted by Grantee so as to result in a minimum disruption in the ongoing business and affairs of Grantor and shall be conducted during normal business hours at Grantor's offices or at the offices where Grantor maintains the records relating to the items set forth above.
This audit right shall be a free and unrestricted right, subject to the limitations above set forth, and shall survive the termination of the Production Payment, except that no audit shall cover a period beginning more than two years prior to the date of the commencement of the audit. If, as a result of any such audit, it is determined that any amount is due Grantee as a result of the failure of Grantor to deliver properly all Production Payment Hydrocarbons, or the proceeds thereof, to Grantee in accordance with the terms of the Conveyance and this Agreement, Grantor shall deliver to Grantee the proceeds attributable to the Production Payment Hydrocarbons not delivered or which Grantor failed to remit, plus interest at the Floating Rate from the date that such proceeds should have been paid in accordance with the terms of the Conveyance and this Agreement to the date of payment.

                 (c) All information provided to Grantee by Grantor pursuant to this Section 13 and falling within the scope of the Confidentiality Agreements referred to in the Purchase

Agreement shall be maintained as confidential and used by Grantee only in accordance with the provisions of such Confidentiality Agreements.

         14. Access to Subject Interests. Grantor shall permit the duly authorized representatives of Grantee, at any reasonable time, but at Grantee's risk and expense, to make such inspection of the Subject Interests and the Assets used in the operation thereof as such representatives shall deem proper.

         15. Remedies of Grantee: Mortgage and Security Interest. At any time and from time to time until the termination of the Production Payment, if Grantor shall fail to perform or observe any of the covenants or agreements provided herein or in the Conveyance to be performed or observed by Grantor, Grantee, in addition to Grantee's right to recover damages and all other remedies available to Grantee at law or in equity, may, if such failure shall continue unremedied after 45 days after written notice thereof is delivered to
Grantor:

                          (i) perform or cause to be performed on behalf of and at the expense of Grantor, any obligation which has not been performed or observed by Grantor, in which event Grantee may advance funds and incur and pay bills for expenses for such purpose and shall be reimbursed out of the proceeds attributable to Grantor's interest in the Subject Interests, together with interest on the unpaid amounts thereof at the Floating Rate, from the date of such advance or payment by Grantee until the date reimbursed by Grantor;

                          (ii) upon written notice to Grantor and only as to a default in performance of obligations of Grantor other than those existing under
                                  Section 13 succeed to and exercise any and all rights of the Grantor as the owner of the Subject Interests, and use in connection therewith all property of Grantor as may be useful or appropriate for the production, treating, storing or transportation of Hydrocarbons prior to delivery to the Delivery Points, and all other properties and rights of a similar character then held by Grantor and situated upon or useful or held for future use in connection with the exploration, development or operation of the Subject Interests for the production, treating, storing, or transportation of Hydrocarbons prior to delivery to the Delivery Points and Grantee, and shall have the right, on behalf and for the account of Grantor, to sell and utilize all of the Hydrocarbons attributable to Grantor's interest in the Subject Interests and to apply the proceeds thereof to the costs and expenses of the operation and development of the Subject Interests and to reimburse Grantee for any amounts so expended by Grantee, and Grantor shall reimburse Grantee upon demand for all amounts so expended by Grantee, to the extent such amounts are not paid out of Grantor's interest in the proceeds of such Hydrocarbons, together with interest on such amounts at the Floating Rate from the date expended to the date repaid;

                          (iii) pay any of the costs, expenses, Taxes (which Taxes are not being contested in good faith by Grantor) or other amounts which Grantor has agreed to pay under the Conveyance which have become delinquent, and to be reimbursed out of the proceeds of the Hydrocarbons attributable to the Grantor's interest in the Subject Interests, together with interest on the unliquidated amounts thereof at the Floating Rate from the date of such payment by Grantee to the date repaid; and/or

                          (iv) apply to a court of equity for the specific performance or observance of any such covenant or condition and in aid of the execution of any power herein granted and for the appointment of a receiver of the Subject Interests and the Hydrocarbons produced therefrom.

         Grantee's exercise of the remedies provided in subclauses (i) through
(iii) above shall be made in accordance with any and all obligations, duties or responsibilities of Grantor under any agreement then in effect and covering or affecting the Subject Interests, including, without limitation, the obligations and duties of Grantor under any of the Leases. Grantee shall promptly advise Grantor in writing of any actions it may take according to this Section 15.

         In order to secure payment of all amounts advanced or paid by Grantee under this Section 15 and to secure performance by Grantor of all of the Obligations, Grantor has, contemporaneously with execution of this Agreement, granted to Grantee a lien and security interest in and to all of Grantor's interests in the Subject Interests and all of Grantor's interests in equipment, fixtures, inventory, goods, accounts, contract rights and general intangibles, whether presently existing or to arise in the future, now owned or hereafter acquired, insofar as the same (i) are located on the Leases, (ii) are used in connection with, or related to the ownership or operation of, the Leases or Subject Interests, or (iii) arise out of the sale or other conveyance of oil, gas or other minerals produced and saved from the Leases and attributable to the Subject Interests, together with any and all products and proceeds of any of the foregoing. In such regard, Grantee shall be entitled to exercise all of the rights and remedies of a mortgagee and secured party under applicable laws in the event of any default by Grantor in the performance or payment (as applicable) of the Obligations; provided, however, that, prior to the exercise of its rights to foreclose or other remedies under this Section 15, Grantee shall, if it has not previously provided any notice to Grantor under this
Section 15 relating to such default, give Grantor notice of any such default that states in reasonable detail the circumstances which constitute such default and a period of 45 days (or such longer period, if any, as may be required by law) after the giving of such notice to cure such default.

         Following any default by Grantor in the performance or payment of the Obligations and the passage of 45 days of the giving by Grantee to Grantor of notice of such default without same, having been cured by Grantor, any purchaser of Hydrocarbons from or attributable to the Subject Interests is authorized and directed to make payment to Grantee out of the Hydrocarbons attributable to Grantor's interest in the Subject Interests for any amount which Grantee shall certify to such purchaser that it has paid and which Grantor is obligated to pay hereunder. Any insurer is authorized and directed to make payment to Grantee of proceeds of insurance described in Section 10(a) for any amount which Grantee shall certify to such insurer that it has expended in redrilling, rebuilding, reconstructing, repairing, restoring or replacing damaged or lost property which Grantor has failed or refused to do promptly pursuant to Section 10(b). Grantor hereby designates Grantee as its agent and attorney in fact to execute any instruments which may be necessary or appropriate, including, without limitation, designations of operator, to enable Grantee to exercise its rights under this Section 15. This designation and appointment shall be irrevocable as long as the Production Payment remains in effect.

         16. Force Majeure. In the event of either party being rendered unable, wholly or in part, by Force Majeure to carry out its obligations under this Agreement other than to make payments due hereunder, it is agreed that on such party's giving notice and full particulars of such Force Majeure in writing or by telecopy to the other party as soon possible after the occurrence of the cause relied on, then the obligations of the party giving such notice, so far as they are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused but for no longer period, and such cause shall as far as possible be remedied with all reasonable dispatch.

         17. Notices. All notices, requests, demands, instructions and other communications required or permitted to be given hereunder shall be in writing and shall be delivered personally, mailed by certified mail, postage prepaid and return receipt requested or sent by telecopier, as follows:

                 If to Grantor, addressed to:

                 HAWKINS OIL OF MICHIGAN, INC.
                 400 South Boston, Suite 800
                 Tulsa, Oklahoma  74103
                 Attention:  C.E. "Butch" Smith, President
                 Telecopy: 918-592-0486

                 If to Grantee, addressed to:

                 KCS ENERGY MARKETING, INC.
                 5555 San Felipe, Suite 1200
                 Houston, Texas  77056
                 Attention: Mr. Harry Lee Stout, President
                 Telecopy: (713) 877-1394

or to such other place within the United States of America as either party may designate as to itself by written notice to the other. All notices given by personal delivery or mail shall be effective on the date of actual receipt at the appropriate address. Notice give by telecopier shall be effective upon actual receipt if received during recipient's normal business hours or at the beginning of the next business day after receipt if received after the recipient's normal business hours.

         18. Indemnity. It is understood and agreed that, except as set forth in Section 1.07 of the Conveyance, under neither this Agreement nor the Conveyance does Grantee assume or shall Grantee ever be liable or responsible in any way for the payment of any costs, expenses or liabilities incurred in connection with developing, exploring, drilling, equipping, testing, operating, producing, maintaining or abandoning the Subject Interests or any Well or facility thereon or storing, handling, treating or transporting to the relevant Delivery Point production therefrom. Grantor shall fully defend, protect, indemnify and hold Grantee, its officers, employees, representatives and agents harmless from and against any and all claims, demands, suits and causes of action of every kind and character, including reasonable attorneys' fees and costs of defense, which may be made or asserted by any third party or governmental agency or entity, or by Grantor, Grantor's employees, agents, contractors and subcontractors and their employees, agents, on account of personal injury, death or property damage (including, without limitation, claims for pollution and environmental damage), any civil or criminal fines or penalties and any causes of action alleging statutory liability, relating to, arising out of, or in any way incidental to the Subject Interests, the Wells and facilities thereon or used in connection therewith and in which Grantor owns an interest, the operation thereof and the production therefrom. This indemnity shall apply, without limitation, to any liability imposed upon any party indemnified hereunder as a result of any statute, rule, regulation or theory of strict liability, but excluding the gross negligence, bad faith, willful misconduct and violations of law by Grantee.

         19. Successors and Assigns. All the covenants and agreements of Grantor and Grantee herein contained shall be deemed to be covenants running with the land and shall be binding upon the successors and assigns of Grantor's interest in the Subject Interests and Grantee's interest in the Production Payment and shall inure to the benefit of Grantor, Grantee, and their respective successors and permitted assigns. The foregoing notwithstanding, nothing herein is intended to modify or shall have the effect of modifying the restrictions set forth in the Conveyance regarding mortgage, assignment, transfer or pooling of Grantor's interest in the Subject Interests; and the preceding sentence shall not be deemed to permit any assignment or other transfer of the interest of Grantor in any of the Subject Interests that is not specifically permitted by the provisions of the Conveyance. Nothing contained in this instrument or in the Conveyance shall in any way limit or restrict the right of Grantee, or Grantee's successors and assigns, to sell, convey, assign or mortgage the Production Payment in whole or in part. If Grantee, or Grantee's successors and assigns, at any time shall execute a mortgage, pledge or deed of trust covering all or any part of the Production Payment as security for any obligation, the mortgagee, the pledgee or the trustee therein named or the holder of the obligation secured thereby shall be entitled, to the extent such mortgage, pledge or deed of trust so provides and upon the occurrence or existence of the event or condition therein stated, if so conditioned, to exercise all of the rights, remedies, powers and privileges herein conferred upon Grantee, and to give or withhold all consents herein required or permitted to be obtained from Grantee.

         20. Damages. It is recognized that Grantee will look solely to the Production Payment Hydrocarbons for satisfaction and discharge of the Production Payment, and that Grantor is not personally liable for the payment and discharge thereof. However, the foregoing provision shall not relieve Grantor of any of its separate obligations under this Agreement, the Gas Purchase Contract, or the Purchase Agreement, nor any obligation to respond in damages for any breach of any of the provisions of such agreements.

         21. Cost of Litigation. In the event of a breach of this Agreement, or if a dispute arising hereunder is not resolved by mutual agreement, and either party should sue the other party to enforce its rights hereunder or for breach hereof, the party prevailing in such litigation shall be entitled to recover its costs and reasonable attorneys' fees in addition to any other remedy or recovery to which it may be entitled.

         22. Entire Agreement: Amendments: Waiver. This Agreement constitutes the entire agreement between the parties hereto concerning the matters addressed herein. This Agreement may not be amended, and no rights hereunder may be waived, except by a written document signed by the duly authorized representatives of the parties. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         23. Headings. The headings of the sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

         24. Counterpart Execution. This Agreement may be executed by Grantor and Grantee in any number of counterparts, each of which shall be deemed an original instrument, but all of which shall constitute but one and the same Agreement.

         25. Partial Invalidity. Except as otherwise expressly stated herein, in the event any provision contained in this Agreement shall for any reason be held invalid, illegal or unenforceable by a court or regulatory agency of competent jurisdiction by reason of a statutory change or enactment, such invalidity, illegality or unenforceability shall not affect the remaining provisions of this Agreement.

         26. Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MICHIGAN, EXCEPT TO THE EXTENT THE LAWS OF ANY OTHER STATE ARE MANDATORILY APPLICABLE.

         EXECUTED in multiple originals as of the date first above written.


                                        HAWKINS OIL OF MICHIGAN, INC.


                                        By:
                                           --------------------------------
                                            C.E. "Butch" Smith, President


                                        KCS ENERGY MARKETING, INC.


                                        By:
                                           --------------------------------
                                            Harry Lee Stout, President